LMI AEROSPACE, INC.
411 Fountain Lakes Boulevard
St. Charles, Missouri 63301

June 19, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C.  20549

Attention:              Linda Cvrkel,
Branch Chief

Re:          LMI Aerospace, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 16, 2009
File No. 000-24293

Dear Ms. Cvrkel:

Please find below the responses of LMI Aerospace, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your supplemental comment letter of June 9, 2009 (the “Comment Letter”) regarding the Company’s Form 10-K for the Year Ended December 31, 2008 (the “Form 10-K”) and the Definitive Proxy Statement for the Company’s 2009 Annual Meeting (the “Proxy Statement”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Form 10-K for the Year Ended December 31, 2008

Statements of Cash Flows, page 47

1.  We note from your response to our prior comment 2 that you believe net presentation of the advances and payments on your revolving line of credit is appropriate because your credit agreement allows you to obtain advances and make payments on a daily basis and such activities usually involve large amounts.  Please tell us if there is a contractual maturity date established on each of the borrowings.  If the contractual maturity date is not less than three months, we believe that gross presentation, rather than net presentation is appropriate.  If the borrowings are due on demand or there is a maturity date less than three months for each of the advances, we would not object to your net presentation.  Please advise or revise future filings as appropriate.  Please refer to paragraphs 11-13 of SFAS No. 95 for guidance.

There was no contractual maturity date established on each individual borrowing. In future filings, we will present all advances and payments on a gross basis.

Note 12.  Acquisition of D3 Technologies, page 58

Division of Corporate Finance
Securities and Exchange Commission
June 19, 2009

2.  We note that your response to our prior comment 4 includes a description of the factors that contributed to a purchase price that results in the recognition of goodwill and indicates that none of the goodwill is expected to be deducted for tax purposes.  Please confirm that you will include this disclosure in future filings.

We confirm that, in our future disclosure of purchase price allocation of D3 Technologies, we will include a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill and the fact that none of the goodwill is expected to be deducted for tax purposes.

Part IV, page 70

Item 15.  Exhibits and Financial Statement Schedules, page 70

3.  While we note your response to prior comment 6, all exhibits must be filed in full and include all attachments, exhibits, or schedules pursuant to Item 601 of Regulation S-K.  The item enumerates specific instances where attachments, exhibits or schedules may be omitted; however, it does not appear that Exhibits 10.28 and Exhibit 10.40 are covered by these exceptions.  Please re-file both Exhibit 10.28 and Exhibit 10.40 to include the entire agreement, including all exhibits and schedules.  Alternatively, provide your legal analysis as to how these exhibits fall within those exceptions provided by Item 601.

We will re-file with our next Form 10-Q filed under the Securities and Exchange Act of 1934, as amended, the Wachovia Bank Credit Agreement (Exhibit 10.40 to the Form 10-K) in full to include the supporting attachments, schedules and exhibits.  Because the Wells Fargo Credit Agreement (Exhibit 10.28 to the Form 10-K, previously filed as Exhibit 10.1 to the Company’s Form 8-K filed December 1, 2004) has expired, is no longer in effect, and has been superseded by the Wachovia Bank Credit Agreement, we do not believe that re-filing that exhibit to include certain schedules describing circumstances that existed nearly five years ago would enhance the understanding of the reader in terms of evaluating the performance or future prospects of the Company.

4.  Furthermore, please confirm that in all future filings you will file all exhibits in full, and include all attachments, exhibits and schedules.

In all future filings we will file all exhibits in full, and include all attachments, exhibits and schedules in accordance with Item 601 of Regulation S-K.

Definitive Proxy Statement

Summary Compensation Table, page 22

5.  We note your response to prior comment 8.  Your disclosure here should include a statement that references certain sections as instructed in Instruction to Item 402(c)(2)(v) of Regulation S-K.  Please confirm that in future filings you will include a statement that references those specific sections when you discuss the assumptions made in the valuation of the restricted shares, in accordance with SFAS No. 123R.

Division of Corporate Finance
Securities and Exchange Commission
June 19, 2009

We confirm that, in our future filings of the Definitive Proxy Statement, we will include a statement that references the specific sections as instructed in Instruction to Item 402(c)(2)(v) of Regulation S-K when we discuss the assumptions made in the valuation of the restricted shares, in accordance with SFAS No. 123(R).

If the Staff has additional questions or comments, or needs additional supplemental information, please contact me at (636) 916-2150 or Robert H. Wexler of Gallop, Johnson & Neuman, L.C., counsel to the Company, at (314 615-6238.  Thank you for your attention to this matter.

Sincerely,

                                                        /s/ Lawrence E. Dickinson
Lawrence E. Dickinson
Chief Financial Officer